SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                               (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (Amendment No.__________)*


                        Urban Shopping Centers, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 917060105
                         ------------------------
                               (CUSIP Number)


                               March 10, 1998
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |X|      Rule 13d-1(b)
                  |_|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 7 pages

CUSIP No. 917060105                     13G                Page 2 of 7 Pages
-----------------------------------------------            -----------------



     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    Security Capital Group Incorporated
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Maryland
-------------------------------------------------------------------------------
                              5     SOLE VOTING POWER

                                        -0- Shares

          NUMBER OF      ------------------------------------------------------
            SHARES
        BENEFICIALLY          6    SHARED VOTING POWER
           OWNED BY
             EACH                       1,527,000 Shares of Common Stock
          REPORTING      ------------------------------------------------------
            PERSON
             WITH              7       SOLE DISPOSITIVE POWER

                                             -0- Shares
                         -----------------------------------------------------
                               8       SHARED DISPOSITIVE POWER

                                             1,527,000 Shares of Common Stock
                         ------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,527,000 Shares of Common Stock
-------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    8.81% of the Shares of Common Stock
-------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                                        HC
-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                                             Page 2 of 7 pages

CUSIP No. 917060105                     13G                Page 3 of 7 Pages
-----------------------------------------------            -----------------



     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    Security Capital Global Management Group Incorporated
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Maryland
-------------------------------------------------------------------------------
                              5     SOLE VOTING POWER

                                        -0- Shares

          NUMBER OF      ------------------------------------------------------
            SHARES
        BENEFICIALLY          6    SHARED VOTING POWER
           OWNED BY
             EACH                       1,527,000 Shares of Common Stock
          REPORTING      ------------------------------------------------------
            PERSON
             WITH              7       SOLE DISPOSITIVE POWER

                                             -0- Shares
                         -----------------------------------------------------
                               8       SHARED DISPOSITIVE POWER

                                             1,527,000 Shares of Common Stock
                         ------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,527,000 Shares of Common Stock
-------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*
                                                                           [ ]
-------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    8.81% of the Shares of Common Stock
-------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                                        IA
-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                                             Page 3 of 7 pages

Item 1(a).        Name of Issuer:

                  Urban Shopping Centers, Inc.

      (b).        Address of Issuer's Principal Executive Offices:

                  900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611

Item 2(a).        Name of Person Filing:

                  Security Capital Group Incorporated, a corporation organized and existing under the laws of Maryland ("SCGI").

        (b).      Address of Principal Business Office or, if None, Residence:

                  125 Lincoln Avenue, Santa Fe, New Mexico 87501

        (c).      Citizenship:

                  Maryland

        (d).      Title of Class of Securities:

                  Common Stock, $.01 par value per share ("Common Stock")

        (e).      CUSIP Number:

                  917060105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Exchange Act;
                  (b) [ ] Bank as defined in Section 3(a)(6) of
                          the Exchange Act;
                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act;
                  (e) [ ] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);
                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) |X| An parent holding company or control person
                          in accordance with Rule 13d- 1(b)(1)(ii)(G);
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).






Item 4.  Ownership.

    (a).      Amount Beneficially Owned:

              SCGI beneficially owns 1,527,000 shares of Common Stock by virtue of its position as the parent of Security
              Capital Global Capital Management Group Incorporated.

     (b).     Percent of Class:

              8.81% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

      (c)     Number of shares as to which such person has:

              (i).     Sole power to vote or to direct the vote:

                        None.

               (ii)    Shared power to vote or to direct the vote:

                       SCGI has shared power to vote or direct the vote of 1,527,000 shares of Common Stock.

              (iii).   Sole power to dispose or to direct the disposition of:

                       None.

              (iv).    Shared power to dispose or to direct the disposition of:

                       SCGI has shared power to dispose or to direct the disposition of 1,527,000 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No one person's interest in the Common Stock is more than five percent of the total outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  See attached Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.



                             Page 5 of 7 pages

Item 9.  Notice of Dissolution of a Group.

                  Not applicable.

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 1999



                              SECURITY CAPITAL GROUP INCORPORATED




                              By: /s/ David T. Novick
                                  ----------------------------------------
                              Name:    David T. Novick
                              Title:   Vice President



                             Page 6 of 7 pages

                                 EXHIBIT A


         Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary are:
Security Capital Global Capital Management Group Incorporated, 11 S.
LaSalle Street, Chicago, Illinois 60603, an indirect wholly-owned subsidiary of Security Capital Group Incorporated and a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state.


                             Page 7 of 7 pages